

Apollo Hospitals
CHENNAI
touching lives

Date : November 8, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302





05012950

RECEIVED
2005 NOV 30 P 1:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Notice for Board Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

SUPPL

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 25th November 2005 to consider interalia and approve the Audited Financial Results of the Company for the half year ended 30th September 2005 and the same shall be published on or before 27th November 2005.

Kindly take note of the same in your records.

Thanking you,

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com